Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Compton Announces Second Half 2006 Operational Plans

    CALGARY, June 28 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to provide an update of our operational plans for the second half of 2006.
    During regularly scheduled meetings held late last week, Management and the Board of Directors reviewed the status of Compton's 2006 capital expenditure and drilling programs in light of first half 2006 operating results and current industry and world economic conditions.

    On the operational front, Compton achieved considerable success during the first half. We expect to drill approximately 190 wells during the first six months of 2006. Our success rate on wells drilled to date is 90%. The development of our natural gas resource and conventional crude oil plays has advanced in all areas. Additionally, we are encouraged by recent regulatory developments that will, when enacted, benefit the future development of our shallow gas/CBM play. Despite our successes, Compton, and the industry as a whole, is experiencing a number of challenges. These include:

    <<
      -  the decline in natural gas prices and uncertainty as to future prices,
      -  the current inflationary operating environment in the WCSB,
      -  industry wide shortage of qualified personnel,
      -  regulatory issues, and
      -  uncertainties relating to the direction of global economic conditions.
    >>

    Meeting the Challenge
    ---------------------

    Compton is in a strong position to meet these challenges. We have a solid reserve and production base, an extensive land position, and have developed our resource plays to the point where the majority are known commodities. They are lower risk and economically viable at current or even lower commodity prices. We have the benefit of a Management Team and Board of Directors who have previously experienced similar conditions.
    We have addressed these challenges and modified our short-term plans for the remainder of 2006, giving full consideration to their impact and implications for the longer term. Compton is well positioned and has a number of available options to consider in meeting these challenges. Our corporate debt is structured to provide Compton with financial flexibility. Seventy percent of our existing debt is not due until 2013, and an expected additional
$300 million will be available under our soon to be expanded bank credit facilities. We have a number of very liquid, quality non-core properties, the capital from which, when sold, will be redeployed to assist in funding the future development of our resource plays. We are not committed to any significant long-term capital obligations or land expiry issues that would prevent the adjustment of our capital programs as might be necessary.
    We have revised our 2006 plans in a manner that we believe is prudent and fiscally responsible while at the same time positioning Compton for the future with the continued development of our resource plays.

    <<
    2006 Operational Plan Objectives
    --------------------------------

      -  The continued efficient development of our resource plays to achieve reserve and production growth,
      -  Maintaining a prudent debt level and financial flexibility,
      -  Maximizing well economics and controlling costs,
      -  Increased focus on core natural gas resource plays, and
      -  Positioning Compton for continuing growth in 2007 and beyond.
    >>

    2006 Revised Capital Program
    ----------------------------

    Our initial 2006 capital program was budgeted at $575 million. We have now reduced planned 2006 expenditures by approximately $110 million to $465 million, before minor acquisitions and planned dispositions. The majority of this change results from a reduction in drilling and completion costs relating to our shallow gas program in Southern Alberta and our crude oil operations at
Worsley. These changes address a number of operational efficiencies in combination with reduced budgeted cash flow resulting from lower gas prices.
Budgeted facility costs have largely remained unchanged in anticipation of accelerated drill programs in 2007.
    We now plan to drill 360 to 380 wells during 2006. In addition to the specific considerations outlined below, we have recognized the impact of current lower commodity prices on overall well economics. This is particularly relevant to tight gas wells which experience high initial production rates. A delay in placing such wells on-stream until higher prices are realized significantly improves their return. A $5.00/mcf difference in realized gas prices can impact the return on a typical shallow gas well with a cost of
$550,000 by as much as $120,000 during the first six months of production. The natural gas forward price curve would indicate a return to higher prices by year end. Future price certainty can be achieved through an expanded hedging program.
    Since our first quarter 2006 report to shareholders in May, we have entered into hedge contracts for 20,000 gjs/day of natural gas, for the period from November 1, 2006 to March 31, 2007, on a costless collar basis, with average floor and ceiling prices of $8.25/gj and $11.00/gj respectively. These contracts are in addition to those outlined in our first quarter report. We continue to monitor the market closely for opportunities to expand this position.
    The current operating cost structure in the WCSB has also been recognized in our revised plans. The industry continues to operate at maximum capacity with the inherent inefficiencies and cost pressures. The normally expected reduction in service costs subsequent to the winter drilling season and break-up has not, as yet, materialized. We expect this situation to improve.
Recently, in reaction to lower gas prices and volatile capital market conditions, companies have begun to reduce their capital programs. These factors should begin to reduce industry activity and cost pressures.

    Major specific changes to our 2006 drilling programs are outlined below.

    Edmonton (Horseshoe Canyon) and Plains Belly River
    --------------------------------------------------

    During the first half of 2006, the Alberta Energy and Utilities Board
("EUB"), the oil and gas regulatory body in Alberta, brought forward two important initiatives that are significant developments for the efficient exploitation of shallow gas, including coal bed methane.
    The first initiative, when enacted, will allow for higher baseline well densities (four wells per section spacing versus the current one well per section spacing) in the Belly River and Edmonton Groups. This revision will remove the onerous and time-consuming application process for reduced spacing over the majority of our Southern Alberta shallow gas land base. Reduced spacing is critical in the development of tight gas reservoirs that economically require greater well density. Current expectations are that this initiative will be in place by early fall.
    Secondly, in May, the EUB released a draft initiative for comment relating to commingling of gas production from sands, silts, shales, and coals in both the Edmonton and Belly River Groups. Currently, commingled production from these zones requires a lengthy application process. We are hopeful this initiative will be in place before year end.

    In light of these progressive initiatives by the EUB and other operational considerations as discussed, we have elected to revise Compton's shallow gas drilling program to:

    <<
      -  Defer drilling 70 previously planned Belly River wells until 2007, when spacing and commingling regulations have been finalized and will allow for more efficient well bore use without regulatory delays.
      -  Increase our Edmonton (Horseshoe Canyon) CBM drilling program by 20 wells in a planned assessment of this important resource that exists over much of our Southern Alberta acreage. Completion of this program is designed to further define the potential and allow us to book reserves to this resource.
    >>

    The deferment of a portion of our Belly River program will allow us the time to design focused and efficient development drilling programs for commingled production from the combined Edmonton and Belly River Groups with certainty from a regulatory perspective. The combined Edmonton / Belly River
Groups comprise approximately 700 meters of gas charged sands, silts, shales, and coals. Increasingly this combination is being recognized as a single resource play with contribution from all zones.

    Worsley
    -------

    As a result of the successful expansion of our conventional oil play at
Worsley in the Peace River Arch and three successful horizontal test wells drilled during the first half of 2006, we have revised our planned drilling program for the area. We have reduced the program by approximately 60 wells largely as a result of replacing previously planned vertical wells with horizontal wells in certain areas of the pool. One horizontal well is expected to replace three vertical wells at a cost saving of $1.2 million.

    Callum
    ------

    The Company's 2006 drilling program has now been set at five wells following a recent positive decision by the EUB on two strategic well license applications. Additional license applications are now before the EUB. The drill program on this thrusted Belly River foothills play is designed to provide significant additional information. We are working with all stakeholders in the area and remain positive as to the potential of this unique exploration play.

    Niton
    -----

    Results at Niton in Central Alberta have continued to exceed our expectations. Following on successful wells drilled during the first six months of 2006, we now plan to drill a total of 39 wells in the area, an increase of 7 wells over the number initially planned for 2006.

    Plan Highlights
    ---------------

    The revisions to our 2006 operating plans are summarized in the following schedules and are projected to result in 2005 to 2006 year over year average production growth of approximately 15% to 19%. Our plans include the disposition of $100 million of non-core properties. Corporate debt at year-end is projected to be approximately $660 million resulting in a debt to cash flow ratio of approximately 2 to 1.
    In addition to the $100 million of minor property dispositions planned during the second half of 2006, given strong crude oil prices, we are considering the possible sale of certain of our major conventional oil properties. Any such sale would be in conjunction with a plan to quickly and efficiently redeploy the capital, from the sale, consistent with our overall natural gas resource play strategy. Such a redeployment of capital would also allow us to focus completely on this strategy. Our plans in this regard will be announced when finalized.

    Plan Revisions
    --------------

    <<
    -------------------------------------------------------------------------
                                  2006 Original Budget    2006 Revised Budget
    -------------------------------------------------------------------------
    Capital expenditures
     ($millions)                                  $575                   $465
    Total planned drill wells                      480             360 to 380
    Average production, boe/d         37,000 to 38,000       34,000 to 35,000
    Cash flow from operations
     ($millions)                          $375 to $400           $325 to $345

    -------------------------------------------------------------------------

    The Company's revised projected cash flow from operations is based upon the following pricing assumptions:

    -------------------------------------------------------------------------
                                             Benchmark               Realized
    -------------------------------------------------------------------------
    Natural Gas ($/gj)                  AECO Cdn $7.03              Cdn $6.95
    Crude oil ($/bbl)                  WTI U.S. $69.40             Cdn $66.55
    -------------------------------------------------------------------------

    The Company's cash flow sensitivities for the last six months of the year are:

    -------------------------------------------------------------------------
    ($millions)  Change to Operating Cash Flow
    -------------------------------------------------------------------------
    Change of Cdn $0.10 / Mcf in the benchmark AECO natural gas price    $2.2
    Change of U.S. $1.00 / barrel in the benchmark WTI oil price         $1.5
    -------------------------------------------------------------------------
    >>

    Summary
    -------

    We expect the second half of 2006 will see the resolution of a number of factors that are currently affecting the North American energy industry. There should be some clarification as to the direction of global economies, interest rates, and the demand side of the natural gas equation in North America.
Certainly the impact of the summer heating and hurricane season on the current high natural gas storage levels will be known. In western Canada, we believe a number of the shortages in services will be resolved and proposed regulatory initiatives will be finalized.
    We have adopted a prudent operational plan for the second half of 2006 designed to see us through this period while continuing the development of our resource plays and positioning Compton for continued future growth. Our plans will provide us with the degree of financial flexibility necessary to pursue opportunities in our core areas should they arise. The delay in our shallow gas drilling program should improve the economics relating to new well production. This reduced activity will also provide us with the time necessary to more effectively plan cost efficient and accelerated 2007 programs.
    We remain bullish on the longer term outlook for natural gas and the value and viability of natural gas resource plays. Certainly, the recently announced Anadarko/Kerr-McGee/Western Gas transaction, among others, would appear to confirm this outlook. Our goal remains that of building a premier natural gas focused company that will provide superior returns to our shareholders. Our operational plans for the remainder of 2006 are consistent with that goal.

    Analysts Day
    ------------

    In an effort to advise and actively engage investors in our future development plans, we are planning two analyst days, one in Calgary and the second in New York City, where senior executives will detail the Company's growth strategy.

    Further information will be announced once our plans are finalized.

    Conference Call
    ---------------

    Compton will be conducting a conference call and audio webcast Wednesday,
June 28, 2006 at 9:45 a.m. MDT, 11:45 a.m. EDT, to discuss the Company's 2006 revised budget and drilling program. To participate in the conference call, please contact the Conference Operator at 9:35 a.m. MDT, ten minutes prior to the call.

    <<
    Conference Operator Dial-in Number: Toll-Free 1-800-814-4853
                                   Local Toronto: 1-416-644-3416

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1519540
    >>

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until July 5, 2006. Callers may dial toll-free 1-877-289-8525 and enter access code 21194647 (followed by the pound key).

    Forward-Looking Statements
    --------------------------

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) capital and operating expenditures
(ii) exploration, drilling, completion, and production matters and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 04:37e 28-JUN-06